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                           PROXY STATEMENT SUPPLEMENT
                     (TO PROXY STATEMENT SUPPLEMENT OF THE
                    COMMITTEE TO RESTORE VALUE AT SALLIE MAE
                              DATED JULY 10, 1997)

                                ---------------

                        RELATING TO THE COMMON STOCK OF

                            SLM HOLDING CORPORATION
                            (THE "HOLDING COMPANY")

          The following legend is required by the Privatization Act in connection with the offering of securities by the Holding Company, including the Holding Company Common Stock:

     OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT IS JULY 25, 1997

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                  THE COMMITTEE TO RESTORE VALUE AT SALLIE MAE
                         1317 F Street, N.W., Suite 202
                             Washington, D.C. 20004
                                 (202) 879-2060
                                                                   July 24, 1997

Dear Sallie Mae Shareholder:

     On this Thursday, July 31, your vote at the Special Meeting of Sallie Mae shareholders will shape the future of your Company. On behalf of The Committee to Restore Value at Sallie Mae (the CRV), we ask that you vote FOR the slate of directors that the CRV has nominated. TO ENSURE THAT YOUR VOTE FOR THE CRV IS COUNTED, PLEASE VOTE TODAY ON THE ENCLOSED GREEN PROXY CARD AND RETURN YOUR PROXY IN THE ENCLOSED OVERNIGHT ENVELOPE.

     We appreciate the support for the CRV's slate of directors and business plan voiced to date by shareholders and Wall Street analysts. Now, we are pleased to announce that Institutional Shareholder Services, Inc. (ISS), the nation's largest shareholder advisory firm, today recommended that shareholders vote for the CRV's fifteen-member slate of director nominees.

     In a report to its clients, ISS stated:

          [W]E FAVOR THE CRV'S STRATEGIC FOCUS, SENSITIVITY TO SHAREHOLDER VALUE, AND CAPABLE MANAGEMENT TEAM OVER CURRENT MANAGEMENT'S 'SHUFFLED BOARD' AND STILL-TO-BE-NAMED CEO. WE RECOMMEND THAT SHAREHOLDERS SUPPORT THE REORGANIZATION PROPOSAL AND THE CRV SLATE USING THE GREEN PROXY CARD.*

     ISS recognized the CRV's record of creating value for shareholders and the strength of our director nominees and management team. ISS reported, "Because the CRV's initiatives . . . have contributed strongly to driving the company's stock price to record highs, we believe it is wiser to support the CRV than to back an unknown future management team appointed by a relatively new board . . . . We favor selecting a team that has repeatedly devised and promoted strategies that yielded higher earnings and a soaring stock price."

     ISS continued, "[I]f the want ad for members of a new senior management team requires a track record of creating shareholder value, direct experience in the student loan business, and strategic vision, we think the CRV team is best suited for the task."

     The CRV's unwavering advocacy of model corporate governance, our growth-oriented business plan and our ownership of over 135,000 shares of Sallie Mae stock demonstrate our commitment to shareholders and to increasing share value. We are proud that our efforts have been endorsed by ISS, a well-respected and independent shareholder advocate.

     What matters most, however, is your vote! To ensure that your vote for the CRV is counted, please mark, sign, date and return the enclosed GREEN Proxy Card today. Please do not return the Blue proxy card, even as a protest. If you have any questions, you may call our proxy solicitors, MacKenzie Partners, at (800) 322-2885. Further information about voting your shares appears on the back of this letter.

     Thank you for your support.

                /s/ EDWARD A. FOX             /s/ ALBERT L. LORD
                  EDWARD A. FOX                 ALBERT L. LORD
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     If your shares are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote your shares and only upon your specific instruction. Accordingly, please contact the persons responsible for your account and instruct them to execute the GREEN proxy card.

We urge you to vote FOR the Reorganization Proposal and FOR the CRV Slate.

Please mark, sign, date and return the enclosed GREEN proxy card today using the enclosed envelope. The failure to do so may be the equivalent of a vote against maximizing shareholder value and control.

The CRV encourages you NOT to vote on the Blue card, because it may have the effect of canceling your vote for the CRV.

                    ONLY YOUR LATEST DATED PROXY WILL COUNT
                            AT THE SPECIAL MEETING.

                            YOUR PROXY IS IMPORTANT

     1. If your shares of Sallie Mae Common Stock are held in your own name, please mark, sign, date and return the enclosed GREEN proxy card in the postage-paid envelope provided.

     2. If your shares of Sallie Mae Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can execute a proxy with respect to your shares of Sallie Mae Common Stock and only upon receipt of your specific instructions. Accordingly, you should promptly contact the person responsible for your account and give instructions for a GREEN proxy card to be completed representing the shares of Sallie Mae Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Sallie Mae Common Stock marks, signs, dates and returns the enclosed GREEN proxy card as soon as possible.

     3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to the CRV in care of MacKenzie Partners, Inc. so that the CRV may also attempt to ensure that such instructions are followed.

     If you have any questions or require any assistance in executing your proxy, please call MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or call toll-free at (800) 322-2885.

OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A
GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

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* Institutional Shareholder Services Report dated July 24, 1997. Permission to quote from the ISS report was neither sought nor received.